UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, September 2023

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F __X__

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2023	PRECISION DRILLING CORPORATION

	By:	/s/Carey T Ford
	Name:	Carey T Ford
	Title:	Chief Financial Officer

Exhibit	DESCRIPTION

99.1	ARRANGEMENT AGREEMENT DATED SEPTEMBER 7, 2023 BETWEEN PRECISION DRILLING CORPORATION AND CWC ENERGY SERVICES CORP. (THE” ARRANGEMENT AGREEMENT”)

99.2	SCHEDULE “A” TO THE ARRANGEMENT AGREEMENT

99.3	SCHEDULE “B” TO THE ARRANGEMENT AGREEMENT

99.4	SCHEDULE “C” TO THE ARRANGEMENT AGREEMENT

99.5	SCHEDULE “D” TO THE ARRANGEMENT AGREEMENT

99.6	MATERIAL CHANGE REPORT DATED SEPTEMBER 7, 2023